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                        WAIVER OF SPECIFIED PREMIUM RIDER


This rider is part of Your policy. It is issued in consideration of the policy application and deduction from the Policy Value of the monthly cost of waiver rates for the benefit provided by this rider. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. The Effective Date of this rider is shown on the current Data Pages. There is a charge to purchase this rider. Please refer to Your current Data Pages.

DEFINITIONS

DOCTOR is a medical practitioner who is legally licensed to practice under state law, and not the Insured, Insured's spouse, You or Your spouse.

TOTAL DISABILITY is disability due to an injury or sickness which prevents the Insured from working:

     1. during the first two years the Insured is unable to perform the substantial and material duties of their regular occupation (the occupation the Insured is routinely performing when the disability began); and

     2. thereafter, in any occupation for which the Insured is reasonably fitted by education, training, or experience; and

     3. the Insured is under the regular treatment of a Doctor who is providing treatment appropriate for the condition causing Total Disability.

Until the Insured's 25th birthday, regular occupation includes attending a school that has a regular teaching staff, curriculum and student body and attending school on a full-time basis, as determined by the school's criteria.

Total Disability also is (without regard to whether the Insured is working) the total and irrecoverable loss of:

1.       sight of both eyes;
2.       use of both hands;
3.       use of both feet; or
4.       use of one hand and one foot.

RIDER BENEFITS

If the Insured becomes Totally Disabled while this rider is in force, on each Monthly Date during a waiver period We will waive the greater of the monthly specified premium as shown on the current Data Pages or the Monthly Policy Charges while the Insured remains Totally Disabled. The maximum specified premium We will waive is shown on Your current Data Pages.

We will pay the Policy Value of Your policy to You on the Maturity Date if the policy matures while Monthly Policy Charges are being waived by this rider.

WAIVER PERIOD

Once the Insured has remained Totally Disabled for six continuous months, the waiver period begins:

     1. on the Insured's Attained Age five if the rider was issued and Total Disability began before and continues to that date; or

     2. for all others, on the Monthly Date which follows the date Total Disability began.

In no event will a waiver period begin earlier than one year prior to Our receipt of Notice of the Insured's Total Disability.



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The  waiver  period  will  continue  as  long  as  Total  Disability   continues
uninterrupted, except that the waiver period:

     1. ends on the earlier of the Policy Maturity Date or death of the Insured if Total Disability: (a) begins prior to the Insured's Attained Age 60; and (b) continues to the Insured's Attained Age 65.

     2. ends on the Insured's Attained Age 65, if Total Disability: (a) begins on or after the Insured's Attained Age 60; and (b) begins before the Insured's Attained Age 63.

     3. ends after two years if Total Disability: (a) begins on or after the Insured's Attained Age 63; and (b) begins before the Insured's Attained Age 65.

EXCEPTIONS

In no case will the specified premiums be paid under this rider if the Total Disability results from an intentional self-injury or service in the military forces of any country at war, declared or undeclared.

We will not pay the specified premium for an Insured with a Total Disability which commences prior to the Policy Date, or the Effective Date of this rider, if later.

PROOF OF DISABILITY

We will require proof which satisfies Us of the Insured's Total Disability before We pay any specified premium. Such proof may include examination at Our expense by Doctors We select.

We may require similar proof of the Insured's continued Total Disability from time to time during the first two years of Total Disability and once a year thereafter.

If such proof is not provided as We require, the waiver period will end and the specified premium payments will again become payable by the owner.

CLAIMS

We will not waive or credit the Monthly Policy Charge under this rider unless We receive Notice of the claim while the Insured is living and remains Totally Disabled. Failure to comply will not invalidate a claim if it was not reasonably possible to give Notice within such time and Notice was given as soon as reasonably possible.

Even if Your policy terminates because of the expiration of a grace period, the Monthly Policy Charge may be waived or credited under this rider if: 1. the Total Disability for which claim is made began before the end of the grace period; 2. We receive Notice of the claim within one year after the end of the grace period; and 3. all other conditions for this rider are met.

If Total Disability begins within the grace period, You must pay the minimum payment as described in the Grace Period provision of the policy before We will pay benefits under this rider.

COST OF WAIVER RIDER

The cost for the Waiver of Specified Premium Rider is deducted on each Monthly Date. The cost is A multiplied by B where:

     A is the amount of specified premium as shown on the current Data Pages divided by 100; and

     B is the cost of waiver of specified premium rate as shown on the current Data Pages.


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MONTHLY SPECIFIED PREMIUM CHANGES

If Your Monthly Specified Premium increases or decreases because of a change in Face Amount, the Monthly Waiver Cost for this rider will also increase or decrease.

POLICY ADJUSTMENTS DURING A WAIVER PERIOD

Face Amount increases under the Adjustment Options section of Your policy will not be allowed during a waiver period. However, the Face Amount may increase during a waiver period under the provisions of any attached rider that provides for such increases on a non-underwritten basis. If such an increase occurs, the greater of the specified premium or the Monthly Policy Charge after the increase will be waived as long as the waiver period continues.

You may not change the death benefit option once We approve Your claim and while benefits are being paid under this rider unless such a change is required by any other attached rider.

TERMINATION

This rider terminates on the first of:
1.       the termination of Your policy;
2.       the Insured's Attained Age 65, unless any waiver period is in effect;
         or
3. Our receipt of Your Notice to cancel it. The change will be effective on the Monthly Date on or next following the date We receive Notice. We may require that You send Your policy to Our Office so We can record the cancellation.

REINSTATEMENT

This rider may be reinstated as part of Your policy, subject to Our then current underwriting guidelines and all rider provisions.

















Principal Life Insurance Company
Des Moines, Iowa  50392-0001



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